UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MEGAWEST ENERGY CORP.

 (Name of Issuer)

Common Stock

(Title of Class Securities)

585168107

(CUSIP NUMBER)

February 15, 2008

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☐ Rule 13d-1(b)

 ☑ Rule 13d-1(c)

 ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO.  585168107

1.	Names of Reporting Persons. Agosto Corporation Limited and Dr. J. Gordon Murphy as joint filers pursuant to Rule 13d-1(k)… I.R.S. Identification Nos. of above persons (entities only).

2.	Check the appropriate Box if a Member of a Group (See Instructions) (a) ………………………………………………………………………………………... (b) …………………………………………………………………………………………

3.	SEC Use Only ……………………………………………………………………………..

4.	Citizenship or Place of Organization ….Agosto Corporation Limited is a British Virgin Islands corporation and Dr. J. Gordon Murphy is a citizen of Canada.

Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5.	Sole Voting Power: …………………………………………………………..….

	6.	Shared Voting Power: 8,442,201 ………………………………………………

	7.	Sole Dispositive Power …………………………………………………………

	8.	Shared Dispositive Power: 8,442,201 …………………..…………………………

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,442,201 (see description in Item 4 below).

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9)……9.91%……………………...

12.	Type of Reporting Person (See Instructions) . • Agosto Corporation Limited: CO • Dr. J. Gordon Murphy: IN

Item 1
(a)	Name of Issuer:	Megawest Energy Corp.

(b)	Address of Issuer's Principal Executive Offices:	10th Floor, 815 - 8th Ave. S.W.
Calgary, Alberta T2P 3G2

Item 2 (a), (b), and (c):

This Schedule 13G is being filed on behalf of Agosto Corporation Limited, and Dr. J. Gordon Murphy, as joint filers (collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached to this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of the Reporting Persons is:

Catherine E. Christopher Building
Wickhams Cay 1, Road Town
Tortola, British Virgin Islands

(c) Citizenship:	Agosto Corporation Limited is a British Virgin Islands corporation. Dr. Murphy is a citizen of Canada.

(d) Title of Class of Securities:	Common Stock

(e) CUSIP Number:	585168107

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d- 1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:                                                                8,442,201

Pursuant to the contractual terms of convertible debenture held by Agosto Corporation Limited, Agosto Corporation Limited is contractually prohibited from converting the debenture if such conversion would cause Agosto Corporation Limited to hold more than 9.99% of Megawest Energy Corporation’s outstanding common stock.

The total beneficial ownership of the Reporting Persons includes 500,000 shares held by Dr. J. Gordon Murphy, 970,059 shares held by Agosto Corporation Limited and a convertible debenture inclusive of interest held by Agosto Corporation Limited, convertible into 6,972,142 shares of Megawest Energy Corporation common stock.  Dr. J. Gordon Murphy is an officer, director and control person of Agosto Corporation Limited and therefore for the purposes of Rule 13d-3 only, Dr. Murphy may be deemed the beneficial owner of the shares beneficially held by Agosto Corporation Limited, and Agosto Corporation Limited may be deemed the beneficial owner of the shares held by Dr. Murphy.

Beneficial ownership is based on terms relating to the convertible debentures held by Agosto and other securities held at December 31, 2007 and issued and outstanding shares on December 31, 2007 of the Issuer of 78,216,320.

(b) Percent of class:   9.91%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	0

(ii) Shared power to vote or to direct the vote	8,442,201

(iii) Sole power to dispose or to direct the disposition of	0

(iv) Shared power to dispose or to direct the disposition of	8,442,201

Item 5. Ownership of Five Percent or Less of a Class.  Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.  Not Applicable

Item 8. Identification and Classification of Members of the Group.  Not Applicable

Item 9. Notice of Dissolution of Group.  Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Agosto Corporation Limited

Date: February 14, 2008	By:	/s/ Dr. J. Gordon Murphy
Name/ Title: Dr. J. Gordon Murphy, President

Date: February 14, 2008	By:	/s/ Dr. J. Gordon Murphy
Name: Dr. J. Gordon Murphy

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).